UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DIANA CONTAINERSHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2069P101
(CUSIP Number)

James Gilmore 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, New York 10016 646.216.7044	with a copy to: Peter D. Greene, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 646.414.6908
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2069P101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
12 West Capital Management LP 45-3076594
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0 **
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0 **
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
0 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 0.0%**
14.	Type of Reporting Person (See Instructions): IA

** 12 West Capital Management LP (the “Reporting Person”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Diana Containerships Inc. (the “Issuer”) held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, a Delaware limited liability company, the general partner of the Reporting Person, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person.

As of the date of filing this Schedule 13D Amendment No. 3 (the “Filing Date”), 12 West Onshore Fund held zero shares of common stock, par value $0.01 per share (the “Shares”), of the Issuer, and 12 West Offshore Fund held zero Shares. Based on information disclosed by the Issuer, including in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on September 20, 2016, there were 9,361,274 Shares outstanding as of June 30, 2016 and deemed outstanding as of the Filing Date.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D filed by 12 West Capital Management LP (the “Reporting Person”) on August 8, 2014, as amended by Amendment No. 1 filed on January 16, 2015, and Amendment No. 2 filed on July 2, 2015 (collectively, the “Schedule 13D”), with respect to the shares of common stock, $0.01 par value (the “Shares”), of Diana Containerships Inc. (the “Issuer”).

This Amendment is being filed to reflect certain dispositions of Shares by the Reporting Person and constitutes an exit filing for the Reporting Person. On November 17, 2016 (the “Effective Date”), the Reporting Person ceased to be the beneficial owner of more than 5.0% of the Shares, and currently the Reporting Person beneficially owns zero Shares as of the date of filing of this Amendment (the “Filing Date”).

This Amendment amends and supplements the cover page and Item 5 of the Schedule 13D, in each case as set forth herein.

Item 5.       Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Based on information disclosed by the Issuer, including in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on September 20, 2016, there were 9,361,274 Shares outstanding as of June 30, 2016 and deemed outstanding as of the Filing Date.

As of the Filing Date, 12 West Onshore Fund held zero Shares, and 12 West Offshore Fund held zero Shares. The Reporting Person, in its capacity as the investment manager of each of 12 West Onshore Fund and 12 West Offshore Fund, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by such funds.

The following table details the transactions made by the Reporting Person, on behalf of 12 West Onshore Fund and 12 West Offshore Fund, in Shares during the period commencing sixty (60) days prior to the Effective Date and from the Effective Date through the Filing Date:

Date	Price per Share	Type of Transaction	Number of Shares

11/17/2016	$6.26	Open Market Sale	600,000
11/17/2016	$5.51(1)	Open Market Sale	1,613,331
11/18/2016	$4.89	Open Market Sale	246,250

__________

(1) The price reported in this line item is a weighted average price. These Shares were sold in multiple transactions at per share prices ranging from $5.13 to $6.04, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

Except as set forth in Item 5 of this Amendment, none of the persons identified in Item 2 of the Schedule 13D has engaged in any transaction in Shares, or securities convertible into Shares, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

Other than the persons identified in Item 2 of the Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in Item 5 of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2016
12 WEST CAPITAL MANAGEMENT LP

	By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By: /s/ Joel Ramin
Joel Ramin
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).